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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                         -----------------------------

                                  SCHEDULE TO
                               (AMENDMENT NO. 1)
                               (FINAL AMENDMENT)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                          ---------------------------

                              ITC/\DELTACOM, INC.
                      (Name of Subject Company (Issuer))

                          ---------------------------

                              ITC/\DELTACOM, INC.
                       (Name of Filing Person (Offeror))

                          ---------------------------

            Options Under ITC/\DeltaCom, Inc. 1997 Stock Option Plan
              to Purchase Common Stock, Par Value $.01 Per Share,
              Having an Exercise Price of $18.00 or More Held by
                     Option Holders Who Have Not Received
                        Options After September 30, 2000
                        (Title of Class of Securities)

                          ---------------------------

                                  45031T 10 4
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                           ------------------------

                               Andrew M. Walker
                            Chief Executive Officer
                              ITC/\DeltaCom, Inc.
                            1791 O.G. Skinner Drive
                           West Point, Georgia 31833
                                (706) 385-8000
           (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing person)

                                   Copy to:
                           Richard J. Parrino, Esq.
                            Hogan & Hartson L.L.P.
                             8300 Greensboro Drive
                            McLean, Virginia  22102
                                (703) 610-6100
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                           CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
             Transaction valuation*                  Amount of filing fee
-------------------------------------------------------------------------------
                $21,813,673.04                         $ 4,363.00**
-------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,954,314 shares of common stock of ITC/\DeltaCom, Inc. having an aggregate value of $21,813,673.04 as of November 30, 2000 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50/th/ of one percent of the value of the transaction.

**  Previously paid.

[] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:    Not applicable.
    Form or Registration No.:  Not applicable.
    Filing party:              Not applicable.
    Date filed:                Not applicable.

[] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [ ]   third party tender offer subject to Rule 14d-1.
    [X]   issuer tender offer subject to Rule 13e-4.
    [ ]   going-private transaction subject to Rule 13e-3.
    [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

                                       2
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          This Amendment No. 1 and Final Amendment to Tender Offer Statement on
Schedule TO reports the results of the offer by ITC/\DeltaCom, Inc., a Delaware corporation (the "Company"), to exchange all options outstanding under the ITC/\DeltaCom, Inc. 1997 Stock Option Plan (the "1997 Option Plan") to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock"), having an exercise price of $18.00 or more and held by option holders who have not received options after September 30, 2000 (the "Options") for new options (the "New Options") to purchase shares of the Common Stock to be granted under the 1997 Option Plan, upon the terms and subject to the conditions described in the Offer to Exchange, dated December 8, 2000 (the "Offer to Exchange"), filed as Exhibit (a)(1) hereto, and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, the "Offer"), filed as Exhibit (a)(2) hereto.

Item 4.   Terms of the Transaction.

          Item 4 is hereby amended and supplemented as follows:

          The Offer expired on January 12, 2000 and the Company has accepted for exchange pursuant to the Offer all Options tendered. The Company has accepted for exchange Options to purchase 2,084,983 shares of the Common Stock. Subject to the terms and conditions of the Offer, the Company will grant New Options to purchase an aggregate of 2,084,983 shares of Common Stock in exchange for such tendered Options. The Company will promptly send each option holder whose Options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(4) hereto, indicating the number of shares subject to the Options that have been accepted for exchange, the corresponding number of shares of Common Stock that will be subject to the New Options and the expected grant date of the New Options.

Item 12.  Exhibits.

          (a)  (1)  Offer to Exchange, dated December 8, 2000.*

               (2)  Form of Letter of Transmittal.*

               (3)  Form of Letter to Eligible Option Holders.*

               (4)  Form of Letter to Tendering Option Holders.*

               (5) ITC/\DeltaCom, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 1999, filed with the Securities and Exchange Commission on March 30, 2000 and incorporated herein by reference.

               (6) ITC/\DeltaCom, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2000, filed with the Securities and Exchange Commission on November 14, 2000 and incorporated herein by reference.

          (b)  Not applicable.

          (d)  (1)  ITC/\DeltaCom, Inc. 1997 Stock Option Plan. Filed as Exhibit
                    4.1 to the Company's Registration Statement on Form S-8 (File No. 333-49034) and incorporated herein by reference.

               (2) Form of Option Agreement Pursuant to the ITC/\DeltaCom, Inc. 1997 Stock Option Plan.*

          (g)  Not applicable.

                                       3
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          (h)    Not applicable.
     --------------------------------
     *  Previously filed.

                                       4
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                    ITC/\DeltaCom, Inc.


                                    /s/ Andrew M. Walker
                                    ---------------------------
                                    Andrew M. Walker,
                                    Vice Chairman, President and
                                    Chief Executive Officer

Date:  January 17, 2001

                                       5
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                               Index to Exhibits


Exhibit
Number                         Description
------       --------------------------------------------

(a)(1)  -    Offer to Exchange, dated December 8, 2000.*

(a)(2)  -    Form of Letter of Transmittal.*

(a)(3)  -    Form of Letter to Eligible Option Holders.*

(a)(4)  -    Form of Letter to Tendering Option Holders.*

(a)(5)  -    ITC/\DeltaCom, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 1999, filed with the Securities and Exchange
             Commission on March 30, 2000 and incorporated herein by reference.

(a)(6)  -    ITC/\DeltaCom, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2000, filed with the Securities and Exchange Commission on November 14, 2000 and incorporated herein by reference.

(d)(1)  -    ITC/\DeltaCom, Inc. 1997 Stock Option Plan. Filed as Exhibit 4.1 to
             the Company's Registration Statement on Form S-8 (File No. 333-
             49034) and incorporated herein by reference.

(d)(2)  -    Form of Option Agreement Pursuant to the ITC/\DeltaCom, Inc. 1997
             Stock Option Plan.*

_____________________
*     Previously filed.